FORM NSAR Q77O Transactions effected pursuant to Rule 10F3 Fidelity Colchester Street Trust

Fund	Tax-Exempt Portfolio
Trade Date	12/5/13
Settle Date	12/17/13
Security Name	TX PUBLIC FIN AUTH 2% 10/1/14
CUSIP	882723DR7
Price	101.441
Transaction Value	$ 3,864,902.10
Class Size	$ 40,370,000
% of Offering	9.438%
Underwriter Purchased From	Piper Jaffray & Co.
Underwriting Members: (1)	Piper Jaffray & Co.
Underwriting Members: (2)	Fidelity Capital Markets
Underwriting Members: (3)	Ramirez & Co., Inc.